40-33

AIM INVESTMENTS

811-03826 (Sector Funds) Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

SEC MAIL PROCESSING SECTION RECEIVED AUG 3 2006 WASH, D.C. 160

06041893

July 28, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Response and Objections of the INVESCO Defendants to Lead Investor Class Plaintiff's and Fund Derivative Plaintiffs' First Request for Production of Documents** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

PROCESSED
AUG 09 2006
THOMSON FINANCIAL

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\MDL\Corr\L-072806SEC.doc
072806 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

**IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND**

IN RE MUTUAL FUNDS INVESTMENT LITIGATION This Document Relates To: In re: INVESCO (04-MD-15864-02)	MDL 1586 Case No. 04-MD-15864 (Hon. J. Frederick Motz)

RESPONSES AND OBJECTIONS OF THE INVESCO DEFENDANTS TO LEAD INVESTOR CLASS PLAINTIFF'S AND FUND DERIVATIVE PLAINTIFFS' FIRST REQUEST FOR PRODUCTION OF DOCUMENTS

The INVESCO Defendants[1], pursuant to Rules 26 and 34 of the Federal Rules of Civil Procedure and Local Rule 104 and Appendix A of this Court, by their attorneys, Debevoise & Plimpton LLP, hereby respond and object to Lead Investor Class Plaintiff's and Fund Derivative Plaintiffs' First Request for Production of Documents.

GENERAL OBJECTIONS

All of the General Objections set forth herein are incorporated in each of the specific responses to the document requests set forth below and have the same force and effect as if fully set forth therein.

1. In responding to plaintiffs' document requests, the INVESCO Defendants do not concede the relevancy, materiality, or admissibility of any document sought

[1] These Responses and Objections are served on behalf of: A I M Advisors, Inc.; A I M Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Asset Management (N.A.); INVESCO Institutional (N.A.), Inc.; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark Williamson (individually and/or collectively, the "INVESCO Defendants").

therein. The INVESCO Defendants' responses do not waive or intend to waive any objection, including admissibility and relevance.

2. The INVESCO Defendants object to the document requests to the extent they seek discovery of information neither relevant to the subject matter of this action nor reasonably calculated to lead to the discovery of admissible evidence. The INVESCO Defendants will not produce such information and specifically reserve the right to redact such information from any document produced in response to any request.

3. The INVESCO Defendants object to the document requests to the extent that they seek documents or information protected against disclosure by the attorney-client privilege, the attorney work-product doctrine, or any other privilege, protection, or immunity from disclosure afforded by law, including documents reflecting negotiations over the terms of any regulatory settlement order ("Privileged Information"). To the extent that a request or an instruction can be construed as seeking a document containing Privileged Information, the INVESCO Defendants hereby claim the attorney-client privilege and invoke the attorney work-product doctrine. Any undertaking to produce documents should be understood to exclude Privileged Information.

4. The INVESCO Defendants specifically reserve the right to demand the return of any document that may inadvertently be produced during discovery if the INVESCO Defendants determine, in their sole discretion, that such document may contain Privileged Information. In the event that any Privileged Information is disclosed by the INVESCO Defendants, its disclosure is inadvertent and does not constitute a waiver of any privilege or protection from disclosure.

5. The INVESCO Defendants' failure to object to a specific request on a particular ground shall not be construed as a waiver of their right to object on any additional ground. The INVESCO Defendants reserve the right to amend and/or supplement their responses and objections to these document requests consistent with further investigation and discovery.

6. The INVESCO Defendants object to the document requests to the extent that they seek documents the production of which would invade the privacy of individuals other than the INVESCO Defendants.

7. The INVESCO Defendants object to the time period covered by plaintiffs' document requests as overly broad, unduly burdensome, and not reasonably calculated to lead to the discovery of admissible evidence insofar as the requests seek documents generated prior to January 1, 2000, in part because these documents relate to claims that are barred, in whole or in part, by the statute of limitations.

8. The INVESCO Defendants object to the time period covered by plaintiffs' document requests as overly broad, unduly burdensome, and not reasonably calculated to lead to the discovery of admissible evidence insofar as the requests purport to seek documents generated after July 31, 2003, the end of the period covered by the settlement between INVESCO Funds Group, Inc. and the United States Securities and Exchange Commission

9. The INVESCO Defendants' failure to object to a specific request on a particular ground shall not be construed as a waiver of its right to object on any additional ground. The INVESCO Defendants reserve the right to amend and/or supplement their

responses and objections to this document request consistent with further investigation and discovery.

10. The INVESCO Defendants will produce documents only as expressly set forth in their specific responses below. A statement herein that the INVESCO Defendants will produce documents responsive to a particular request does not mean that any such documents exist in the possession, custody, or control of the INVESCO Defendants, or that any such documents exist or ever existed.

11. The INVESCO Defendants object to the document requests to the extent they seek discovery of documents relating to products other than the retail mutual funds that were allegedly subject to market timing or late trading. The INVESCO defendants will only produce documents relating to retail mutual funds allegedly subject to market timing or late trading and will not produce information relating to other products, including, but not limited to, retirement products, institutional products, separately managed accounts, variable annuities and other annuity products, college savings plans, offshore products, and mutual funds that are not alleged to have been subject to market timing or late trading.

12. The INVESCO Defendants object to the requests insofar as the requests purport to seek documents relevant only to alleged market timing and late trading in the AIM family of mutual funds.

13. The foregoing objections are not intended to be exhaustive.

Without waiving any of the above objections, and incorporating them into each response, the INVESCO Defendants respond as follows:

SPECIFIC RESPONSES AND OBJECTIONS

Request No. 1

All DOCUMENTS and materials that DEFENDANTS have produced or provided in connection with inquiries or investigations by governmental, regulatory, or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

Response to No. 1

The INVESCO Defendants object to this request insofar as it seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 6, 7, and 8. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 2

All COMMUNICATIONS between you and any governmental, regulatory or self-regulatory agencies (including but not limited to the United States Securities and Exchange Commission and any department or agency of any State of the United States) with regard to MARKET TIMING or LATE TRADING.

Response to Request No. 2

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. The INVESCO Defendants further object to this request on the ground that the phrase "regulatory or self-regulatory agencies," and the terms "department" and "agency" are vague and ambiguous. The INVESCO Defendants further object to this request to the extent that it seeks documents created after September 29, 2004. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, and 7. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 3

All DOCUMENTS constituting any report, analysis, review evaluation, consideration, study or COMMUNICATION concerning the damages or injuries suffered or cost incurred by persons who have purchased or held mutual fund shares as a result of MARKET TIMING or LATE TRADING.

Response to Request No. 3

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. The INVESCO Defendants further object to this request on the ground that the terms "report," "analysis," "review evaluation," "consideration" and "study" are vague and ambiguous. Without waiving any other general objections, INVESCO Defendants specifically incorporate general objections numbers 2, 3, and 7. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents, if any, will be produced.

Request No. 4

All COMMUNICATIONS with any INDEPENDENT DISTRIBUTION CONSULTANT.

Response to Request No. 4

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objection number 2. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been and will be produced.

Request No. 5

All investigative reports or reviews that you have prepared, or have been prepared on your behalf concerning MARKET TIMING or LATE TRADING.

Response to Request No. 5

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. The INVESCO Defendants further object to this request on the ground that the terms "investigative reports" and "reviews" are vague and ambiguous. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 7 and 8.

Request No. 6

Any release, settlement, or other agreement, formal or informal, pursuant to which the liability of any person or any entity for damage arising out of the matters alleged in the COMPLAINTS has been limited, reduced, or released in any manner. This request includes all agreements by one party or person to indemnify another party or person for claims asserted in this litigation.

Response to Request No. 6

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, INVESCO Defendants specifically incorporate general objections numbers 2, 3, 7, and 8.

Request No. 7

All insurance policies under which a person carrying on an insurance business might be liable to pay to you or on your behalf all or part of the damages sought in these actions.

Response to Request No. 7

INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, INVESCO Defendants specifically incorporate general objections numbers 2, 7, and 8. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 8

DOCUMENTS sufficient to identify the following FUND COMPLEX account and customer information during the TRADING DATA TIME PERIOD:

a. All account numbers (or equivalent identifiers) for all accounts holding shares, of any class, in any fund of the FUND COMPLEX;

b. All customer numbers (or other identifiers) for all FUND COMPLEX investors, and a listing of account numbers (identifiers) associated with each customer;

c. All master customer numbers (or other identifiers) for groups of related customers in the FUND COMPLEX;

d. All customer numbers for all employees of the FUND COMPLEX and customer numbers of individuals or entities related to such employees;

e. All account numbers for all omnibus accounts, along with information identifying the "sponsor" of each omnibus account;

f. All rules, guidelines or procedures governing the investing activities of either the sponsor of the omnibus account or the investors who invest through the omnibus account in the FUND COMPLEX;

g. All account numbers and/or customer numbers for FUND COMPLEX investors who invested through each omnibus account.

Responses to Request No. 8

8(a). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

8(b). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 6, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

8(c). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. The INVESCO Defendants further object to this request on the ground that the phrase "groups of related customers" is vague and ambiguous. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been and will be produced.

8(d). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 6, 7, 8, and 11.

8(e)-(f). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

8(g). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. The INVESCO Defendants further object to this request to the extent that it calls for documents that are not within the possession, custody, or control of the INVESCO Defendants. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11.

Request No. 9

DOCUMENTS sufficient to identify the following FUND COMPLEX account balance and transactions during the TRADING DATA TIME PERIOD:

a. Complete records of all shareholder transactions, by fund, for all funds in the FUND COMPLEX, including all descriptors of this data captured and recorded by DEFENDANTS in the normal course of business;

b. All fields and all codes used or available in the records described in paragraph 9(a), above, including all abbreviations, and conventions used in any such field;

c. All accounting or data entry guidelines that set forth rules or conventions for entering transactions data into the records identified in paragraph 9(a) above;

d. All fund names, internal fund codes, CUSIP numbers, and ticker symbols for each fund in the FUND COMPLEX, including DOCUMENTS identifying FUND COMPLEX funds that were merged with or into other funds and/or closed;

e. Daily NAV data for each fund, and for each class of fund, for all of the funds in the FUND COMPLEX, including FUND COMPLEX funds that were merged with or into other funds and/or closed;

f. The aggregate amount of taxable distributions to shareholders for all funds in the FUND COMPLEX.

Response to Request No. 9

9. The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents for the period January 1, 2000 through July 31, 2003 have been produced.

Request No. 10

DOCUMENTS sufficient to identify the following FUND COMPLEX portfolio data during the TRADING DATA TIME PERIOD:

a. Daily data on all total net assets of each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

b. Daily data on all cash holdings (including cash equivalents) of each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

c. Daily data on all aggregate shareholder purchases (including dollars and shares) and aggregate shareholder sales (including dollars and shares) for each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed and daily data on the aggregate amount of other cash flows from or to shareholders;

d. Daily data on the net dollar value of all purchases and sales by the fund of assets other than cash and cash equivalents for each fund in the FUND COMPLEX at any time during the class period, including funds that were merged with or into other funds and/or closed;

e. Daily data on the dollar amount of all borrowings by funds from any internal or external loan facility for each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

f. Daily data on all futures contracts entered into by each fund in the fund complex and all futures positions held by each fund in the FUND COMPLEX, including funds that were merged with or into other funds and/or closed;

g. Daily rate of return on all cash holdings of each fund in the FUND COMPLEX;

h. Daily rate of return on all cash equivalent holdings of each fund in the FUND COMPLEX.

Response to Request No. 10

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents for the period January 1, 2000 through July 31, 2003 have been produced.

Request No. 11

DOCUMENTS sufficient to identify the following FUND COMPLEX cost data during the TRADING DATA TIME PERIOD:

a. For each fund in the FUND COMPLEX, all fees or costs charged to the fund or FUND COMPLEX shareholders on the basis of assets under management, including the basis for determining the amount of such charges;

b. For each fund in the FUND COMPLEX, information on negotiated fees and costs, and fees and costs charged to institutional investors;

c. The costs incurred by all funds in the FUND COMPLEX as a result of purchasing or selling assets other than cash, including both explicit costs and other costs, and any analyses, measures and/or estimates of such portfolio trading costs, including brokerage costs, prepared internally or by any outside consultant;

d. For each fund in the FUND COMPLEX, information on costs and expenses, other than those based on assets under management, incurred by or charged to each fund and/or fund shareholder in the FUND COMPLEX;

e. Income, revenue and expense statements for Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates, for each fund in the FUND COMPLEX;

f. The interest rate charged to and any fees incurred by each fund in the FUND COMPLEX as a result of borrowing from any internal or external loan facility.

Response to Request No. 11

11(a). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Defendants further object that the requested information is publicly available in filings made with the SEC. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

11(b). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11.

11(c). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents will be produced.

11(d). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Defendants further object that the requested information is publicly available in filings made with the SEC. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

11(e). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Defendants further object that the requested information is publicly available in filings made with the

SEC. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, 11, and 12.

11(f). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 12

DOCUMENTS sufficient to identify the following FUND COMPLEX trading agreements, patterns or actions during the TRADING DATA TIME PERIOD:

a. Customer numbers and account numbers for all FUND COMPLEX shareholders with whom DEFENDANTS entered into any kind of SPECIAL ARRANGEMENT and for each such SPECIAL ARRANGEMENT, the date on which the arrangement was entered into, the date on which the SPECIAL ARRANGEMENT was terminated, and the terms of the SPECIAL ARRANGEMENT, including waived redemption fees;

b. Complete account records for all accounts of each customer with such a SPECIAL ARRANGEMENT, including records of all trading activity undertaken in the account and periodic balances of the holdings of such accounts;

c. Customer numbers and account numbers for all FUND COMPLEX shareholders who were, at any time, suspected, found or known to have engaged in excessive or improper trading in any fund in the FUND COMPLEX;

d. Customer numbers and account numbers for all FUND COMPLEX shareholders whose excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX;

e. Customer numbers and account number for all DEFENDANTS, or DEFENDANTS' employees or agents, who were, at any time, suspected, known to have engaged in excessive or improper trading in any fund in the FUND COMPLEX;

f. Customer numbers and account numbers for all DEFENDANTS, or DEFENDANTS' employees or agents whose excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX;

g. Complete account records for all accounts of each employee or non-employee FUND COMPLEX shareholder whose known or suspected excessive or improper trading was tolerated or not stopped by DEFENDANTS or the FUND COMPLEX, including records of all trading activity undertaken in the account and periodic balances of the holdings of such accounts;

h. The dates of all instances in which any kind of information on the holdings of any fund in the FUND COMPLEX was provided to any FUND COMPLEX shareholder, other than through public disclosures of such information, and a complete description of what information was provided, for which fund(s), and to whom;

i. Any fees and other compensation received by Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates, in connection with any SPECIAL ARRANGEMENT, including fees on STICKY ASSETS.

Response to Request No. 12

12(a)-(d). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

12(e)-(f). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 6, 7, 8, and 11.

12(g). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

12(h). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that no responsive documents exist.

12(i). The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 13

DOCUMENTS sufficient to identify the following FUND COMPLEX account monitoring practices during the TRADING DATA TIME PERIOD:

a. All statements, rules, or criteria adopted or expressed by any and all funds in the FUND COMPLEX or DEFENDANTS purporting to define allowable or permitted trading patterns or activities;

b. All statements, rules, or criteria adopted or expressed by any and all funds in the FUND COMPLEX or DEFENDANTS defining trading patterns or activities that would or might trigger investigative or other actions on the part of a fund or the FUND COMPLEX;

c. All materials setting forth rules or criteria or "screens" used by any and all funds in the FUND COMPLEX or DEFENDANTS to identify possibly excessive or improper trading, including any changes or modifications thereto;

d. All trades identified by any and all funds in the FUND COMPLEX or DEFENDANTS as excessive or improper, or possibly excessive or improper or rapid, including information concerning all accounts in which such trades occurred and all customers who owned or managed accounts in which such trades occurred;

e. All actions taken by any and all funds in the FUND COMPLEX or DEFENDANTS in response to any indication that excessive, improper or rapid trading might be taking place, including the nature of the action taken and the data when the action was taken.

Response to Request No. 13

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Defendants further object that the requested information is publicly available in filings made with the SEC. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, 8, and 11. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that responsive documents have been produced.

Request No. 14

Board minutes and all data provided to the board of each fund in the FUND COMPLEX during the TRADING DATA TIME PERIOD concerning any contract with Invesco Funds Group, Inc. and AIM Advisors, Inc., and their respective affiliates; and concerning LATE TRADING and MARKET TIMING.

Response to Request No. 14

The INVESCO Defendants object to this request on the grounds that it is overly broad and unduly burdensome and seeks information that is irrelevant, immaterial, and not reasonably calculated to lead to the discovery of admissible material. Without waiving any other general objections, the INVESCO Defendants specifically incorporate general objections numbers 2, 3, 4, 7, and 8. Subject to and without waiving the foregoing general and specific objections, the INVESCO Defendants state that no responsive documents exist.

Dated: July 25, 2006

DEBEVOISE & PLIMPTON LLP

By: Robert N Shwartz /EFD
Robert N. Shwartz
Maura K. Monaghan
Maeve O'Connor

919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.

Of Counsel:

Andrew N. Vollmer
William E. White
Mark M. Oh
WILMER CUTLER PICKERING
HALE AND DORR LLP
2445 M Street, NW
Washington, DC 20037
(202) 663-6000 (telephone)
(202) 663-6363 (facsimile)

Counsel for Mark H. Williamson

Marc E. Kasowitz
Daniel J. Fetterman
John C. Canoni
KASOWITZ, BENSON, TORRES
& FRIEDMAN LLP
1633 Broadway
New York, NY 10018
Tel: 212-506-1700
Fax: 212-506-1800

Counsel for Raymond Cunningham

Richard W. Beckler
Joseph Walker
Peter V.B. Unger
HOWREY SIMON ARNOLD &
WHITE
1299 Pennsylvania Avenue, N.W.
Washington, DC 20004
202-783-0800 (telephone)
202-383-6610 (facsimile)

Counsel for Thomas Kolbe

John V. McDermott
Matthew Smith
HOLME ROBERTS & OWEN LLP
1700 Lincoln Street, Suite 4100
Denver, CO 80203
Tel: 303-861-7000
Fax: 303-866-0200

Counsel to Michael Legoski

James R. Doty
Samuel J. Waldon
BAKER BOTTS LLP
The Warner
1299 Pennsylvania, NW
Washington, DC 20004-2400
Tel.: (202) 639-7700
Fax: (202) 639-7890

Counsel for Timothy Miller